UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

The Providence Service Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	86-0845127
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5524 East Fourth Street, Tucson, Arizona	85711
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The Nasdaq Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act: None

This Form 8-A/A (“Amendment No. 1”) is filed to amend the information set forth in the Registration Statement on Form 8-A (the “Form 8-A”) filed by The Providence Service Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on December 10, 2008.

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The Company hereby supplements Item 1 to incorporate the following with respect to the Rights that were issued under the Preferred Stock Rights Agreement, dated as of December 9, 2008 (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), which provides for a stockholder rights plan. Capitalized terms used but not defined herein shall have the meanings given to them in the Rights Agreement.

Effective as of October 9, 2009, the Board of Directors (the “Board”) of the Company unanimously approved and adopted an amendment to the Rights Agreement (“Rights Amendment No. 1”). The principal purpose of Rights Amendment No. 1 is to revise the definition of a “qualified offer” and the related process by which stockholders can request, following the Company’s receipt of a “qualified offer,” that a special meeting be called to redeem the Rights issued pursuant to the Rights Agreement, to be consistent with additional published guidance that was issued by a leading proxy advisory firm subsequent to the adoption by the Board of the Rights Agreement. In addition, Rights Amendment No. 1 requires that any amendment to the Rights Agreement that extends its term shall be submitted for ratification by the Company’s stockholders within one year of the adoption by the Board of such an amendment.

Under the Rights Agreement, as amended by Rights Amendment No. 1, the Rights will not become exercisable in connection with a qualified offer made in accordance with the terms of the Rights Agreement (a “Qualified Offer”). Under the Rights Agreement, as amended by Rights Amendment No. 1, a Qualified Offer is an offer determined by a majority of the independent members of the Board to have each of the following characteristics: (i) a fully financed all-cash tender offer or an exchange offer offering shares of common stock of the offeror, or a combination thereof, for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Common Stock”); (ii) at a per-share offer price that exceeds the greater of (A) an amount that is twenty-five percent (25%) higher than the average of the daily per share closing prices of the Common Stock in the immediately preceding twelve (12) months (determined as of the trading day immediately preceding the commencement of such offer), and (B) an amount that is twenty-five percent (25%) higher than the average of the daily per share closing prices of the Common Stock for the ten (10) consecutive trading days ending on the trading day immediately preceding the commencement of such offer, provided, however, that, to the extent that an offer includes shares of common stock of the offeror, such per-share offer price with respect to such common stock of the offeror being determined to be the average of the daily closing prices per share for such common stock of the offeror for the thirty (30) trading days immediately preceding the commencement of such offer; (iii) conditioned upon a minimum of at least two-thirds of the outstanding shares of the Common Stock (excluding shares held by the offeror and its affiliated and associated persons) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable; (iv)

accompanied by an irrevocable, written commitment of the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all shares of the Common Stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to stockholders’ statutory appraisal rights, if any; (v) accompanied by an irrevocable, written commitment of the offeror that the offer will remain open for at least one hundred twenty (120) business days; (vi) accompanied by an irrevocable, written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder; and (vii) in accordance with such other conditions contained in the Rights Agreement.

If the Qualified Offer includes non-cash consideration, such consideration must consist solely of freely-tradeable common stock of a publicly traded United States corporation, such common stock must be listed or admitted to trading on either the New York Stock Exchange or Nasdaq, the offeror must have received stockholder approval to issue such common stock in connection with the offer or not require such approval, the offeror must have no other class of voting stock outstanding, no person (including such person’s affiliated and associated person) can beneficially own twenty percent (20%) or more of the shares of common stock of the issuer then outstanding at the time of commencement of the offer or at any time during the term of the offer, and the offeror must meet the registrant eligibility requirements for use of a registration statement on Form S-3 for registering securities under the Securities Act of 1933, as amended, including the filing of all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended, in a timely manner during the twelve (12) calendar months prior to the date of commencement of such offer. In addition, the Board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate.

An offer will not be considered a Qualified Offer if a nationally recognized investment banking firm retained by the Board renders an opinion that the consideration being offered to the stockholders is either inadequate or unfair.

For the purposes of the definition of Qualified Offer, “fully financed” means that the offeror has sufficient funds for the offer and related expenses which shall be evidenced by (i) firm, unqualified, legally binding, written commitments from responsible financial institutions having the necessary financial capacity, accepted by the offeror, to provide funds for such offer subject only to customary terms and conditions, (ii) cash or cash equivalents then available to the offeror, set apart and maintained solely for the purpose of funding the offer with an irrevocable, legally binding, written commitment being provided by the offeror to the Board to maintain such availability until the offer is consummated or withdrawn, or (iii) a combination of the foregoing; which evidence has been provided to the Company prior to, or upon, commencement of the offer. If an offer becomes a Qualified Offer in accordance with this definition, but subsequently ceases to be a Qualified Offer as a result of the failure at a later date to continue to satisfy any of the requirements of the definition of a Qualified Offer, such offer shall cease to be a Qualified Offer and the provisions of the Rights Agreement relating to the ability of stockholders to call a special meeting to redeem the rights shall no longer be applicable to such offer, provided the actual redemption of the rights pursuant to such provisions shall not have already occurred.

If a Qualified Offer is made, the holders of record of outstanding shares of the Common Stock having ten percent (10%) or more of the total voting power of all shares of the Common Stock then outstanding (or their duly authorized proxy) may direct the Board to call a special meeting of stockholders to consider a resolution authorizing a redemption of all rights. If the special meeting is not held within ninety (90) business days of being called or if, at the special meeting, the holders of outstanding shares of the Common Stock having a majority of the total voting power of all shares of the Common Stock outstanding as of the record date of the special meeting (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the redemption of the rights, then the rights shall be redeemed at the redemption price provided for in the Rights Agreement or the Board will take such other action as may be necessary to prevent the rights from interfering with the consummation of the Qualified Offer.

In addition to the foregoing, there are various other “clean-up” changes including, but not limited to, grammatical and/or other typographical corrections.

Except as expressly amended by Rights Amendment No. 1, the Rights Agreement remain in full force and effect and is otherwise unaffected thereby.

A copy of Rights Amendment No. 1 is attached hereto as Exhibit 4.2. The foregoing summary of the revisions made to the Rights Agreement by Rights Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the complete text of Rights Amendment No. 1, which is hereby incorporated herein by reference.

ITEM 2.	EXHIBITS.

The documents listed below are filed as exhibits to this Registration Statement:

Exhibit No.	Description

4.1	Preferred Stock Rights Agreement, dated as of December 9, 2008, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2008).

4.2	Amendment No. 1 to the Preferred Stock Rights Agreement, dated as of October 9, 2009, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE PROVIDENCE SERVICE CORPORATION

Dated: October 12, 2009	By:	/S/ MICHAEL N. DEITCH
	Name:	Michael N. Deitch
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Preferred Stock Rights Agreement, dated as of December 9, 2008, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2008).

4.2	Amendment No. 1 to the Preferred Stock Rights Agreement, dated as of October 9, 2009, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent.

6